Wollmuth Maher & Deutsch LLP

500 Fifth Avenue
New York, New York 10110

Telephone (212) 382-3300
Facsimile (212) 382-0050

May 8, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Notification of Major Interests in Shares	May 8, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

<table>
<tr><td colspan="2">1. Name of listed company

MARKS AND SPENCER GROUP PLC</td><td colspan="2">2. Name of shareholder with a major interest

BRANDES INVESTMENT PARTNERS</td></tr>
<tr><td colspan="2">3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT INDICATED</td><td colspan="2">4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UNKNOWN</td></tr>
<tr><td>5. Number of shares/amount of stock acquired

N/A</td><td>6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A</td><td>7. Number of shares/amount of stock disposed

N/A</td><td>8. Percentage of issued class (any treasury share held by the listed company should not be taken into account when calculating percentage)

N/A</td></tr>
<tr><td colspan="2">9. Class of security

ORDINARY SHARES 25P EACH</td><td>10. Date of transaction

N/A</td><td>11. Date listed company informed

8 MAY 2006</td></tr>
<tr><td colspan="2">12. Total holding following this notification

122,079,224 ORDINARY 25P SHARES
12,968,353 ADRS</td><td colspan="2">13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

11.88%</td></tr>
<tr><td colspan="2">14. Any additional information

1 ADR IS EQUAL TO 6 ORDINARY SHARES</td><td colspan="2">15. Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940</td></tr>
<tr><td colspan="4">16. Name and signature of duly authorised officer of the listed company responsible for making</td></tr>
</table>

this notification	
	ANTHONY CLARKE
Date of notification	8 MAY 2006

* Note: At the date of this disclosure Marks and Spencer Group plc had 1,683,137,052 Ordinary Shares of 25p each in issue.